Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 1 / 6 Announcement Summary Entity name MESOBLAST LIMITED Announcement Type New announcement Date of this announcement Friday January 10, 2025 The +securities to be quoted are: Total number of +securities to be quoted ASX +security code Security description Number of +securities to be quoted Issue date MSB ORDINARY FULLY PAID 2,275,020 03/01/2025 Refer to next page for full details of the announcement +Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 2 / 6 Part 1 - Entity and announcement details 1.1 Name of entity MESOBLAST LIMITED We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules. 1.2 Registered number type ABN Registration number 68109431870 1.3 ASX issuer code MSB 1.4 The announcement is 1.5 Date of this announcement 10/1/2025 New announcement F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 3 / 6 Part 2 - Type of Issue 2.1 The +securities to be quoted are: 2.2 The +class of +securities to be quoted is: Additional +securities in a class that is already quoted on ASX ("existing class") +Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 4 / 6 Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B Existing +securities converting into additional +securities in an existing class FROM (Existing Class) ASX +security code and description MSBAQ : ADS WARRANTS 2 TO (Existing Class) ASX +security code and description MSB : ORDINARY FULLY PAID Please state the number of options that were exercised or other +convertible securities that were converted 227,502 The first date the options were exercised or other +convertible securities were converted 3/1/2025 The last date the options were exercised or other +convertible securities were converted 3/1/2025 Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)? The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by: The underlying +securities being received by the holder are: Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme? Issue date 3/1/2025 Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class? Yes No Intended to be, but are not yet, quoted by ASX An issue of new +securities Yes F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities Appendix 2A - Application for quotation of securities 5 / 6 Issue details Number of +securities to be quoted 2,275,020 Are the +securities being issued for a cash consideration? In what currency is the cash consideration being paid? USD - US Dollar What is the issue price per +security? USD 7.24000000 Any other information the entity wishes to provide about the +securities to be quoted Each "ADS Warrant 2" converted into one American Depositary Share (ADS) at an issue price of US$7.24 per ADS, and one American Depositary Share is equivalent to 10 ordinary shares Yes F or p er so na l u se o nl y

Appendix 2A - Application for quotation of securities

For personal use only

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue
MSB : ORDINARY FULLY PAID	1,149,098,948

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
MSBAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	72,106,208
MSBAA : WARRANTS 2	2,000,000
MSBAO : WARRANTS	15,027,327
MSBAP : ADS WARRANTS	884,838
MSBAQ : ADS WARRANTS 2	0

Appendix 2A - Application for quotation of securities 6 / 6